Exhibit 99.21

MERCER PARK BRAND ACQUISITION CORP.

PROXY

FOR THE ANNUAL GENERAL MEETING OF CLASS B SHAREHOLDERS TO BE HELD ON OCTOBER 14, 2020 BY TELECONFERENCE (the “Meeting”)

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned Class B shareholder (“Class B Shareholder”) of MERCER PARK BRAND ACQUISITION CORP. (the “Company”) hereby appoints Jonathan Sandelman, a director of the Company, or failing him Louis Karger, the Chief Executive Officer of the Company, or instead of the foregoing ______________ as proxyholder for and on behalf of the Class B Shareholder with the power of substitution to attend via teleconference, act and vote for and on behalf of the Class B Shareholder in respect of all matters that may properly come before the Meeting of the Class B Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Class B Shareholder were present at the said Meeting, or any adjournment thereof.				Address of Class B Shareholder
Number of Class B shares held

The Class B Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Class B Shareholder as specified herein.

1.	Election of the following persons to the Board of Directors of the Company.

	Jonathan Sandelman	VOTE FOR __	WITHHELD __
	Lawrence Hackett	VOTE FOR __	WITHHELD __
	Andrew Smith	VOTE FOR __	WITHHELD __
2.	To appoint MNP LLP, Chartered Professional Accountants, of Toronto, Ontario, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

	VOTE FOR __	WITHHELD __

The Class B shares represented by this proxy may be voted on the above items by marking an “X” in the space provided for that purpose.

DATED and SIGNED this ___ day of ____________, 2020.

NAME (Please Print)

SIGNATURE

INSTRUCTIONS FOR COMPLETION OF PROXY

AND NOTES

1.	This Proxy is solicited by the Management of the Company.

2.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Class B Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Class B Shareholder, for the proxyholder to date this proxy the date of its receipt by Goodmans LLP.

4.	A Class B Shareholder who is unable to join the Meeting via teleconference but wishes to vote on the resolutions, may do the following:

(a)	appoint one of the Company proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Class B Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy; OR

(b)	appoint another proxyholder, who need not be a Class B Shareholder of the Company, to vote according to the Class B Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

5.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Class B Shareholder on any poll of a resolution that may be called for and, if the Class B Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Class B Shareholder has submitted an Instrument of Proxy, the Class B Shareholder may still attend the Meeting via teleconference and vote at such time.

To be represented at the Meeting, this proxy form must be received by Goodmans LLP by email at mercerproxyvote@goodmans.ca no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.